Transamerica Financial Life Insurance Company

Home Office: [Harrison, NY] Administrative Office:
[4333 Edgewood Rd NE] [Cedar Rapids, IA 52499] [(800) 322-7353]

(Referred to as the Company, we, our or us)

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT ENDORSEMENT

Notice: Receipt of an Accelerated Death Benefit may affect eligibility for public assistance programs such as medical assistance (Medicaid), Aid to Families with Dependent Children and Supplemental Security Income. Prior to applying for an Accelerated Death Benefit, you should consult with the appropriate social services agency concerning how receipt will affect your, your spouse’s or your dependent’s eligibility.

Receipt of an Accelerated Death Benefit may be taxable. Prior to applying for such benefit, you should seek assistance from a qualified tax advisor.

We have issued this endorsement as a part of the policy to which it is attached.   Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

The policy’s benefits and values, as well as any benefits and values provided by affected riders, will be reduced if an Accelerated Death Benefit is paid.  Benefits and values (if applicable) include without limitation: face amounts of the base policy and of any affected riders, policy values, cash surrender values and Loan Balance.

Endorsement

Benefit

If the Insured becomes Terminally Ill while the policy and endorsement are in effect, you may elect to receive an Accelerated Death Benefit payment subject to the provisions of the policy and this endorsement and the following conditions:

1.  You must submit written certification by a Physician that confirms that the Insured is Terminally Ill with your Accelerated Death Benefit request. The certification must be made within 30 days of the Accelerated Death Benefit Request; and

2. The Face Amount of the policy at the time of your Accelerated Death Benefit request must be at least $25,000; and
3. If the policy has an expiry date, there must be at least two years remaining before the expiry date at the time you request to exercise the Accelerated Death Benefit; and
4. We must receive the consent of all irrevocable Beneficiaries (if any) and all assignees (if any) in a form acceptable to us.

Amount of Accelerated Death Benefit

The Accelerated Death Benefit payment we make to you will be less than the amount of the Available Death Benefit which you request to accelerate. The Accelerated Death Benefit payment will be calculated as A – B – C – D where A, B, C, and D are determined as follows:

A. The present value of the amount of the Available Death Benefit which you request to accelerate, which will be calculated as described below.

B.  Any amount necessary to provide insurance to the date of the Accelerated
Death Benefit payment if we make the payment during a grace period.

C. The Loan Balance, if any, at the time the Accelerated Death Benefit is paid, multiplied by the Election Percentage.

D.  An administrative charge for each Accelerated Death Benefit request. The

Administrative charge for each Accelerated Death benefit request as of January 1, 2012 is $350, but will be subject to future increases based on cumulative annual cost-of-living increases as measured by the Consumer Price Index for All Urban Consumers (CPI) since January 1, 2012. In the event that the CPI is no longer published, a substantially similar index will be used.

Present Value of Accelerated Death Benefit

The present value of the Accelerated Death Benefit payment we make to you will be based on a discount which reflects the early payment of the Accelerated Death Benefit amount. We assume a 12-month period for this purpose. The annual interest rate we use will be a discount rate that is the greater of:

1. The current yield on 90-day U.S. Treasury bills on the date you elect this option; or
2.  The policy guaranteed cash value interest rate plus one percent per annum.

Definitions
Accelerated Death Benefit is the payment of a death benefit prior to the death of the Insured. Accelerated Death Benefits paid reduce the face amounts of the policy and any affected riders and the death benefit payable to the Beneficiary(ies) upon death.

Available Death Benefit means the amount payable under the base policy upon the death of the Insured at the time we pay the Accelerated Death Benefit, including:
1.  in the case of a single life policy, the benefit payable under a Base Insured
Rider, if any, provided the rider is more than two years from its expiry date; or
2.  in the case of a joint last survivor policy, the benefit payable under a Joint
Insured Term Rider, if any, provided the rider is more than two years from its expiry date.
Available Death Benefit does not include amounts payable under any other riders not expressly named above, including, but not limited to, any Individual Insured Rider,
Accidental Death Benefit Rider, Additional Insured Rider or Disability Waiver Rider.

When a policy to which this endorsement is attached has been continued as paid-up insurance  or  extended  term  insurance,  this  endorsement  will  continue  and  the Available Death Benefit will be the amount of the paid-up insurance or extended term insurance.

Election Percentage means a percentage of the Available Death Benefit, selected by you, in accordance with the Minimum and Maximum Accelerated Death Benefit provisions.

Immediate Family Member means one of the following members of the Insured’s or owner’s family: spouse (including common law spouse) or civil union partner and anyone who is related to the individual or his or her spouse or civil union partner (including adopted, in-law and step-relatives). This includes a parent, grandparent, child, grandchild, brother, sister, aunt, uncle, first cousin, nephew or niece.

Insured means only the Insured covered under the policy and not any other individual covered under any additional endorsement or rider.

Physician means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy licensed within the United States and practicing within the scope of his or her license issued by the jurisdiction in which such person’s services are rendered. Physician does not include:
1.  You, the Insured, or an Immediate Family Member; or
2.  A person who lives with you, the Insured, or an Immediate Family Member; or
3.  A person in the same medical practice as you, the Insured, or an Immediate
Family Member; or
4.  A business partner of you, the Insured, or an Immediate Family Member.

Terminally Ill means that the Insured has a medical condition, resulting from bodily injury or disease, or both, which is expected to result in the death of the Insured within 12 months of diagnosis.

The condition:
1.	must be first diagnosed by a Physician on or after the later of the Date of Issue of the policy or the Endorsement Date; and
2.	must be demonstrated by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us; and
3.	must not be curable by any means available to the medical profession.

Minimum Accelerated Death Benefit

The minimum Available Death Benefit you may accelerate because the Insured is Terminally Ill is $10,000.

Maximum Accelerated Death Benefit

The maximum Accelerated Death Benefit you may accelerate because the Insured is
Terminally Ill is equal to the lesser of:

1. 75% of the Available Death Benefit as of the first Accelerated Death Benefit payment; or

2.   $500,000, including all other Accelerated Death Benefits previously elected or currently under review under all policies, endorsements or riders issued by us or our affiliates on the life of the Insured.

Effect of the Accelerated Death Benefit Payment on the Policy

After an Accelerated Death Benefit is paid, the policy’s benefits and values, as those amounts exist on the date the Accelerated Death Benefit is paid, will be reduced by the Election Percentage. This includes the following amounts: face amounts of the base policy and any affected riders; policy values; cash surrender values and Loan Balance.

Any minimum required premium payable after the Accelerated Death Benefit is paid will also be reduced by the Election Percentage. The reduced premium will equal the appropriate premium applied to the reduced face amount plus any applicable policy fee.

Premiums following payment of the Accelerated Death Benefit will not be waived and should be paid in the same manner as previous premiums have been paid. Future premiums will not be paid by automatic future accelerations of the death benefit.
At the time of payment, we will provide you with written confirmation to reflect the reduction of all values applicable to the policy and all benefits it provides.

Notice of Intent to Accelerate the Death Benefit

We must receive a written notice that you intend to accelerate the death benefit of the policy to which this endorsement is attached.   The request should include the name of the Insured, the policy number, and must be signed and dated by you. If the policy has an irrevocable beneficiary, that person(s) must also sign the request. If the policy is assigned, we must receive a completed and signed release of assignment.

Claim Forms

After we receive notice of your intent to accelerate the death benefit under this endorsement we will send you the proper forms to be used in exercising this option. These forms will be dated as of the date that we send them to you. You will then have 30  days  in  which  to  complete  the  forms,  including  any  required  Physician’s certification, and return them to our Administrative Office.

Time of Payment of Claims

Upon our receipt of your completed claim form, we will send you a disclosure outlining how the acceleration of the death benefit affects your coverage under the policy to which this endorsement is attached. We will send you this disclosure within five days after receiving your completed claim form. Any benefits payable under this endorsement will not be payable for a period of 14 days from the date on which we send you the disclosure form. At the end of this time period, we will pay benefits under this endorsement so long as we have received proper written proof that the Insured has been diagnosed as being Terminally Ill.

Written proof of loss means a written statement signed by a Physician certifying that the Insured has been diagnosed as being Terminally Ill. Such certification must also show the date of the original diagnosis, the specific diagnosed condition, and prognosis for the Insured.

Physical Examination   While a claim is pending, we reserve the right to obtain a second medical opinion and to have the Insured examined at our expense to determine eligibility for benefits.

Possible Remission or Cure for Terminal Illness
Upon the possible remission or cure of the Insured’s Terminal Illness, we will not attempt to recover any accelerated death benefit paid.

Payment of Accelerated Death Benefit
After we have received proof of loss satisfactory to us, we will determine the Accelerated Death Benefit payment amount. We will send you a statement that informs you of the amount of the payment available. The payment amount will be less than the amount of the Available Death Benefit you request to accelerate. If you agree to the payment amount, we will pay you the amount of the Accelerated Death Benefit. If the Insured dies before any Accelerated Death Benefit payment is made, we will instead pay the entire death benefit of this policy in accordance with the policy provisions.

Limitations
1.   We will not pay any Accelerated Death Benefit under this policy for a Terminal Illness that is caused by or contributed to by, or results directly or indirectly from, a suicide attempt or intentionally self-inflicted injury.

2. You may not request an Accelerated Death Benefit:
a.)	if required by law to use the Accelerated Death Benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
b.)	if required by a government agency to use the Accelerated Death Benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.
c.)
until there is only one surviving Joint Insured under a Joint and Last Survivor policy. Alternatively, if the policy is a Joint Life policy that pays an amount upon death of the first to die of the Joint Insured, an Accelerated Death Benefit is available if any of the Joint Insureds become Terminally Ill.

Termination                                This endorsement will terminate on the earliest of the following dates or events:
1.	The date the Maximum Accelerated Death Benefit has been accelerated, or the aggregate Maximum Accelerated Death Benefit of $500,000 under all policies, endorsements or riders has been reached; or
2.	The date the policy terminates; or
3.	The effective date of a settlement option elected under the Policy; or
4.	The date you elect to terminate this endorsement; or
5.	The date of the Insured’s death.

Reinstatement                                If the policy is reinstated, this endorsement may be reinstated at the same time; however, we will not pay any benefit for a Terminal Illness that is first diagnosed by a Physician prior to the reinstatement date.

Consideration                                We have issued this endorsement in consideration of the application and payment of the premiums.  A copy of the application is attached to the policy.

Legal Actions               No  legal  action  may  be  brought  to  recover  any  payment  requested  under  this endorsement within 60 days after written proof of Terminal Illness has been given to us. No such action may be brought after three years from the time written proof of the Insured’s Terminal Illness has been given to us.

Incontestability                                The provisions of the policy relating to incontestability apply to this endorsement.

Charges                      There is no cost for this endorsement, unless you decide to exercise this option. If you decide to exercise this option, an administrative charge and an interest discount of one year’s interest are taken out before arriving at the Accelerated Death Benefit.

Tax Qualification         This endorsement is designed to provide a federal income tax-free Accelerated Death Benefit.  To that end, the provisions of this endorsement and the policy to which it is attached are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary.  We reserve the right to amend this endorsement and the policy to which it is attached to reflect any clarifications that may be needed or are appropriate to maintain such qualifications, or to conform this endorsement and the policy to which it is attached to any applicable changes in the tax qualification requirements. You will be sent a copy of any such amendment.

Policy Statement         The Policy Statement for this policy will reflect payment of the Accelerated Death Benefit, if paid during the prior year, as well as resulting reductions and remaining benefits and values.

No Dividends Are Payable                                                              This endorsement does not participate in our profits or surplus.

Nonforfeiture Values                                                                This endorsement does not have cash values or loan values.

Endorsement Date                                           The Endorsement Date of this endorsement will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our Home Office.

/s/ Craig D. Vermie	/s/ Peter G. Kunkel
Secretary	President